File No. 1-12859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

CTG RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.   Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          1(a) Claimant Information.

                Name of Claimant: The claimant's name is CTG Resources, Inc. ("CTG").

                State of Organization: CTG is incorporated under the laws of the State of Connecticut.

                Location and Nature of Business: CTG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CTG is the holding company for Connecticut Natural Gas Corporation ("CNG") and The Energy Network, Inc. ("TEN") and, indirectly, for their several subsidiaries. CNG, TEN and their subsidiaries are described in Section 1(b). The business of CTG consists of owning the common stock of its two subsidiaries, CNG and TEN, and of raising capital to meet the needs of CNG, TEN and their subsidiaries. CTG is not an operating company.

          1(b) Subsidiary Information.

               (i) Name of Subsidiary: Connecticut Natural Gas Corporation.

                   State of Organization: CNG is incorporated under the laws of the State of Connecticut.

                   Location and Nature of Business: CNG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CNG is a public utility gas company under the jurisdiction of the Connecticut Department of Public Utility Control. It is a wholly-owned subsidiary of CTG. The principal business of CNG is the distribution, transportation and sale of natural gas in Hartford and twenty (20) other cities and towns in central Connecticut and in Greenwich, Connecticut.

               (ii) Name of Subsidiary: The Energy Network, Inc.

                    State of Organization: TEN is incorporated under the laws of the State of Connecticut.

                    Location and Nature of Business: TEN's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CTG. TEN owns and operates a district heating and cooling system serving a number of large buildings in the Capitol Area of Hartford, Connecticut. In addition, TEN is the parent company of several subsidiaries that are also engaged in unregulated, energy-related activities, as described in sections (iv) through (vii) below. TEN is not a public utility company.

               (iii) Name of Subsidiary: CNG Realty Corp. ("CNGR").

                     State of Organization: CNGR is incorporated under the laws of the State of Connecticut.

                     Location and Nature of Business: CNGR's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CNG. CNGR is a single-purpose corporation that owns CNG's Operating and Administrative Center at 100 Columbus Boulevard, including the 7-acre site and the buildings thereon. CNGR engages in no other business activity.

               (iv) Name of Subsidiary: TEN Transmission Company.

                     State of Organization: TEN Transmission Company is incorporated under the laws of the State of Connecticut.

                     Location and Nature of Business: TEN Transmission Company's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. TEN Transmission Company owns a 4.87 percent share of the Iroquois Gas Transmission System Partnership, which owns a natural gas pipeline that delivers Canadian natural gas into New York State and Southern New England.

               (v) Name of Subsidiary: The Hartford Steam Company ("HSC").

                    State of Organization: HSC is incorporated under the laws of the State of Connecticut.

                    Location and Nature of Business: HSC's principal place of business is located at 60 Columbus Boulevard, Hartford, Connecticut. HSC's executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. HSC, which is a wholly-owned subsidiary of TEN, owns and operates a district heating and cooling system serving a number of large buildings in central Hartford, Connecticut.

               (vi) Name of Subsidiary: ENI Gas Services, Inc. ("ENIGas").

                     State of Organization: ENIGas is incorporated under the laws of the State of Connecticut.

                     Location and Nature of Business: ENIGas's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. ENIGas owns a 99% interest in the KBC Energy Services Partnership, which marketed natural gas supplies and energy management services to commercial and industrial end-users, primarily in New England, through May 1998. KBC wound down its business and ceased operations in 1998.

               (vii) Name of Subsidiary: TEN Gas Services, Inc. ("TENGas").

                      State of Organization: TENGas is incorporated under the laws of the State of Connecticut.

                      Location and Nature of Business: TENGas's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. TENGas owns a one percent interest in the KBC Energy Services Partnership, which marketed natural gas supplies and energy management services to commercial and industrial end-users, primarily in New England, through May 1998. KBC wound down its business and ceased operations in 1998. In the Company's accounting system and in the consolidating statements found in EXHIBIT A, TENGas is combined with ENIGas.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          2(a) Claimant Information: CTG has no properties other than the ownership of all of the common stock of CNG and of TEN.

          2(b) CNG - Subsidiary Public Utility Company Information: A major portion of CNG's physical assets consists of gas distribution facilities. As of December 31, 1999, CNG owned approximately 1,898 miles of distribution mains, 114,053 service units and 152,013 meters-in-field for customer use, all located in Connecticut. CNG owns a liquified natural gas plant in Rocky Hill, Connecticut. CNG does not own any producing fields, gas manufacturing plants or pipelines which deliver or receive gas at the border of the State of Connecticut. CNG has contracted for storage service under which gas available during the warmer months of the year is stored underground, out-of-state, for use during the colder winter months of the year and for balancing throughout the year.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     During the last calendar year, only CNG has been an operating public utility company, and, therefore, the information that follows relates to it alone.

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Answer: 34,312,054 Mcf.

           (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

STATE	REVENUES	MCF
Massachusetts	$ 1,109,298	360,405
New Hampshire	2,267,711	687,916
	$ 3,377,009	1,048,321

           (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

STATE	REVENUES	MCF
Massachusetts	$ 7,694,295	2,607,009
Rhode Island	405,243	144,853
New Hampshire	1,644,997	502,040
New Jersey	41,593	86,142
Louisiana	426,950	304,854
New York	6,504,668	2,298,600
	$ 16,717,746	5,943,498

           (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          Answer: 44,480,288 Mcf.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     CTG holds no direct or indirect interest in an EWG or a foreign utility company; therefore, the answers to (a) through (e) below are "None."

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B

Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.  Caption Heading
    1           Total Assets
    2           Total Operating Revenues
    3           Net Income

     Attached as Exhibit B is a Financial Data Schedule which sets forth 1) Total Assets, 2) Total Operating Revenues and 3) Net Income applicable to CTG and its subsidiaries as of the close of the last calendar year.

EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign company to associate companies in the holding-company system.

Not applicable.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.

CTG RESOURCES, INC. By S/ James P. Bolduc James P. Bolduc
Executive Vice President and Chief Financial Officer

Corporate Seal

Attest:

S/ Reginald L. Babcock
(Name) Reginald L. Babcock
(Title) Vice President, General Counsel
           and Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James P. Bolduc
Executive Vice President and Chief Financial Officer
CTG Resources, Inc., P.O. Box 1500,
Hartford, CT 06144-1500

CTG RESOURCES, INC.
CONSOLIDATING INCOME STATEMENT
DECEMBER 31, 1999
(UNAUDITED)

EXHIBIT A

ACCOUNT DESCRIPTION	CONNECTICUT NATURAL GAS CORPORATION	CNG REALTY CO.	THE ENERGY NETWORK, INC.	THE HARTFORD STEAM CO.	ENI GAS SERVICES INC.	TEN TRANSMISSION COMPANY

Operating Revenues	$ 268,347	$ 1,672	$ 5,991	$ 20,980	$ -	$ -
Less: Cost of Energy	145,860	-	-	-	-	-
State Gross Receipts Tax	8,846	-	-	298	-	80
Operating Margin	113,641	1,672	5,991	20,682	-	(80)

Operating Expenses:
Operations & maintenance expenses	48,939	-	4,507	14,351	109	46
Depreciation	17,449	695	596	1,628	-	-
Income taxes	14,550	-	(632)	1,540	(44)	128
Other taxes	6,230	-	197	1,129	-	1
	87,168	695	4,668	18,648	65	175
Operating Income	26,473	977	1,323	2,034	(65)	(255)

Other Income (Deductions):
Allowance for equity funds used during construction	80	-	-	-	-	-
Equity in partnership earnings	-	-	3,812	-	-	1,838
Other income (deductions)	(73)	-	1,879	1,155	(5)	(431)
Nonrecurring items	-	-	-	-	-	-
Income Taxes	-	-	-	-	-	-
	7	-	5,691	1,155	(5)	1,407
Interest and Debt Expense	11,211	977	4,722	1,005	(5)	-
Net Income	15,269	-	2,292	2,184	(65)	1,152
Less-Dividends on Preferred Stock	61	-	-	-	-	-
Net Income Applicable to Common Stock	$ 15,208	$ -	$ 2,292	$ 2,184	$ (65)	$ 1,152

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING INCOME STATEMENT (CONCLUDED)
DECEMBER 31, 1999
(UNAUDITED)

EXHIBIT A

ACCOUNT DESCRIPTION	CTG RESOURCES, INC. (HOLDING CO.)	ADJUSTMENTS/ ELIMINATIONS		CONSOLIDATED CTG RESOURCES, INC.
		DEBIT	CREDIT

Operating Revenues	$ -	$ -	$ (4,811)	$ 292,179
Less: Cost of Energy	-	8,731	-	154,591
State Gross Receipts Tax	-	-	-	9,224
Operating Margin	-	(8,731)	(4,811)	128,364

Operating Expenses:
Operations & maintenance expenses	-	-	(13,532)	54,420
Depreciation	-	-	(16)	20,352
Income taxes	-	450	-	15,992
Other taxes	-	-	-	7,557
	-	450	(13,548)	98,321
Operating Income	-	(9,181)	8,737	30,043

Other Income (Deductions):
Allowance for equity funds used during construction	-	-	-	80
Equity in partnership earnings	17,244	20,771	-	2,123
Other income (deductions)	(3,430)	2,323	-	1,418
Nonrecurring items	-	-	(3,698)	(3,698)
Income Taxes	-	-	(513)	(513)
	13,814	23,094	(4,211)	(590)
Interest and Debt Expense	-	-	(2,332)	15,578
Net Income	13,814	13,913	6,858	13,875
Less-Dividends on Preferred Stock	-	-	-	61
Net Income Applicable to Common Stock	$ 13,814	$ 13,913	$ 6,858	$ 13,814

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1999

(UNAUDITED)

EXHIBIT A

ACCOUNT DESCRIPTION	CONNECTICUT NATURAL GAS CORPORATION	CNG REALTY CO.	THE ENERGY NETWORK, INC.	THE HARTFORD STEAM CO.	ENI GAS SERVICES INC.	TEN TRANSMISSION COMPANY
ASSETS
Plant and Equipment:
Regulated energy	$ 449,056	$ 17,874	$ -	$ -	$ -	$ -
Unregulated energy	-	-	18,915	47,933	-	-
Construction work in progress	783	-	-	962	-	-
	449,839	17,874	18,915	48,895	-	-
Less-Allowance for depreciation	165,633	6,407	6,483	17,266	-	-
	284,206	11,467	12,432	31,629	-	-

Investments, at equity	1	-	39,121	-	-	11,058

Current Assets:
Cash and cash equivalents	705	6	(3,479)	3,125	(95)	1,383
Accounts and notes receivable	39,169	702	28,720	9,214	54	-
Allowance for doubtful accounts	(4,334)	-	(61)	(49)	-	-
Accrued utility revenue	17,913	-	-	-	-	-
Inventories	19,509	-	-	198	-	-
Prepaid expenses	4,795	-	255	-	-	-
	77,757	708	25,435	12,488	(41)	1,383

Deferred Charges and Other Assets:
Unrecovered future taxes	5,322	-	-	-	-	-
Recoverable transition costs	-	-	-	-	-	-
Other assets	24,747	637	38,194	(11,347)	-	529
	30,069	637	38,194	(11,347)	-	529
	$ 392,033	$ 12,812	$ 115,182	$ 32,770	$ (41)	$ 12,970

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1999

(UNAUDITED)

EXHIBIT A

ACCOUNT DESCRIPTION	CONNECTICUT NATURAL GAS CORPORATION	CNG REALTY CO.	THE ENERGY NETWORK, INC.	THE HARTFORD STEAM CO.	ENI GAS SERVICES INC.	TEN TRANSMISSION COMPANY
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stock	$ 33,233	$ 1	$ 2	$ 62	$ 2	$ 1
Capital in excess of par value	73,619	-	14,574	5,123	1,200	8,650
Retained Earnings	31,084	-	24,544	21,466	(1,200)	2,067
	137,936	1	39,120	26,651	2	10,718
Unearned compensation - Restricted stock awards	-	-	-	-	-	-
Common stock equity	137,936	1	39,120	26,651	2	10,718
Preferred stock, not subject to mandatory redemption	858	-	-	-	-	-
Long-term debt	130,000	12,440	70,600	-	-	-
	268,794	12,441	109,720	26,651	2	10,718

Current Liabilities:
Current portion of long-term debt	2,500	-	-	-	-	-
Notes payable	1,800	-	-	-	-	-
Accounts payable and accrued expenses	44,027	6	459	1,672	99	6
Refundable purchased gas costs	2,088	-	236	-	-	-
Accrued liabilities	5,981	365	480	19	(44)	223
	56,396	371	1,175	1,691	55	229

Deferred Credits:
Deferred income taxes	46,018	-	4,287	4,428	(98)	2,023
Unfunded deferred income taxes	5,322	-	-	-	-	-
Investment tax credits	2,486	-	-	-	-	-
Refundable taxes	5,311	-	-	-	-	-
Other	7,706	-	-	-	-	-
	66,843	-	4,287	4,428	(98)	2,023
Commitments and Contingencies	-	-	-	-	-	-
	$ 392,033	$ 12,812	$ 115,182	$ 32,770	$ (41)	$ 12,970

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING BALANCE SHEET (CONCLUDED)
AT DECEMBER 31, 1999

(UNAUDITED)

EXHIBIT A
ACCOUNT DESCRIPTION	CTG RESOURCES, INC. (HOLDING CO.)	ADJUSTMENTS/ ELIMINATIONS		CONSOLIDATED CTG RESOURCES, INC.
		DEBIT	CREDIT
ASSETS
Plant and Equipment:
Regulated energy	$ -	$ -	$ -	$ 466,930
Unregulated energy	-	-	(1,066)	65,782
Construction work in progress	-	-	-	1,745
	-	-	(1,066)	534,457
Less-Allowance for depreciation	-	550	-	195,239
	-	550	(1,066)	339,218

Investments, at equity	176,445	-	(214,377)	12,248

Current Assets:
Cash and cash equivalents	-	-	-	1,645
Accounts and notes receivable	869	-	(33,684)	45,044
Allowance for doubtful accounts	-	-	-	(4,444)
Accrued utility revenue	-	-	-	17,913
Inventories	-	-	-	19,707
Prepaid expenses	-	-	-	5,050
	869	-	(33,684)	84,915

Deferred Charges and Other Assets:
Unrecovered future taxes	-	-	-	5,322
Recoverable transition costs	-	-	-	-
Other assets	-	-	(24,840)	27,920
	-	-	(24,840)	33,242
	$ 177,314	$ 550	$ (273,967)	$ 469,623

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING BALANCE SHEET (CONCLUDED)
AT DECEMBER 31, 1999

(UNAUDITED)

EXHIBIT A
ACCOUNT DESCRIPTION	CTG RESOURCES, INC. (HOLDING CO.)	ADJUSTMENTS/ ELIMINATIONS		CONSOLIDATED CTG RESOURCES, INC.
		DEBIT	CREDIT
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stock	$ 67,909	$ 33,824	$ -	$ 67,386
Capital in excess of par value	(524)	102,642	-	-
Retained Earnings	64,920	78,153	-	64,728
	132,305	214,619	-	132,114
Unearned compensation - Restricted stock awards	(407)	-	-	(407)
Common stock equity	131,898	214,619	-	131,707
Preferred stock, not subject to mandatory redemption	-	-	-	858
Long-term debt	-	784	-	212,256
	131,898	215,403	-	344,821

Current Liabilities:
Current portion of long-term debt	-	-	(784)	3,284
Notes payable	-	-	-	1,800
Accounts payable and accrued expenses	45,416	58,288	-	33,397
Refundable purchased gas costs	-	236	-	2,088
Accrued liabilities	-	151	-	6,873
	45,416	58,675	(784)	47,442

Deferred Credits:
Deferred income taxes	-	15	-	56,643
Unfunded deferred income taxes	-	-	-	5,322
Investment tax credits	-	-	-	2,486
Refundable taxes	-	-	-	5,311
Other	-	108	-	7,598
	-	123	-	77,360
Commitments and Contingencies	-	-	-	-
	$ 177,314	$ 274,201	$ (784)	$ 469,623

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
AT DECEMBER 31, 1999

(UNAUDITED)

EXHIBIT A

ACCOUNT DESCRIPTION	CONNECTICUT NATURAL GAS CORPORATION	CNG REALTY CO.	THE ENERGY NETWORK, INC.	THE HARTFORD STEAM CO.	ENI GAS SERVICES INC.	TEN TRANSMISSION COMPANY
Retained Earnings at 12/31/98	$ 31,138	$ -	$ 24,252	$ 21,282	$ (1,135)	$ 915
Net Income/(Loss)	15,208	-	2,292	2,184	(65)	1,152
Dividends Paid	(15,262)	-	(2,000)	(2,000)	-	-
Retained Earnings at 12/31/99	$ 31,084	$ -	$ 24,544	$ 21,466	$ (1,200)	$ 2,067

Note: Individual columns may not add to Consolidated amounts due to rounding.

CTG RESOURCES, INC.
CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS (CONCLUDED)
AT DECEMBER 31, 1999

(UNAUDITED)

EXHIBIT A
ACCOUNT DESCRIPTION	CTG RESOURCES, INC. (HOLDING CO.)	ADJUSTMENTS/ ELIMINATIONS		CONSOLIDATED CTG RESOURCES, INC.
		DEBIT	CREDIT
Retained Earnings at 12/31/98	$ 60,100	$ 76,644	$ -	$ 59,908
Net Income/(Loss)	13,814	20,771	-	13,814
Dividends Paid	(8,994)	-	(19,262)	(8,994)
Retained Earnings at 12/31/99	$ 64,920	$ 97,415	$ (19,262)	$ 64,728

Note: Individual columns may not add to Consolidated amounts due to rounding.